Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2010

The following disclosures have been prepared by Baytex Energy Corp. (“Baytex” or the “Company”) in accordance with Accounting Standards Codification 932 “Extractive Activities – Oil & Gas” (formerly SFAS No. 69 “Disclosures about Oil and Gas Producing Activities”) (“ASC 932”) issued by the Financial Accounting Standards Board:

Petroleum and Natural Gas Reserve Information

Proved petroleum and natural gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids (“NGL”) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed petroleum and natural gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, which may require future expenditures.

Proved undeveloped petroleum and natural gas reserves are reserves that are expected to be recovered from known accumulations where a future expenditure is required.

Reserves are estimated quantities of crude oil, NGL and natural gas anticipated from geological and engineering data to be recoverable from known accumulations, from a given date forward, by known technology, under existing operating conditions and considered to be economic at average commodity prices based upon the prior 12-month period. Estimates of petroleum and natural gas reserves are subject to uncertainty and will change as additional information regarding the producing fields and technology becomes available and as future economic conditions change. Net reserves presented in this section represent the Company’s working interest and overriding royalty share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

The changes in the Baytex’s net proved crude oil and NGL and natural gas reserves under constant prices and costs for the two-year period ended December 31, 2010 were as follows:

	Canada		United States		Total
	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas
	(mbbl)	(bcf)	(mbbl)	(bcf)	(mbbl)	(bcf)
Net proved reserves
December 31, 2008	81,364	92,218	3,224	1,645	84,588	93,863
Revisions of previous estimates	(250)	(20,228)	445	58	195	(20,170)
Improved recovery	8,850	-	-	-	8,850	-
Purchases	4,276	3,601	2	-	4,278	3,601
Extensions and discoveries	8,256	2,772	836	323	9,092	3,095
Production	(9,435)	(16,892)	(118)	(19)	(9,553)	(16,911)
Sales of minerals in place	(5)	(130)	-	-	(5)	(130)
December 31, 2009	93,056	61,341	4,389	2,007	97,445	63,348
Revisions of previous estimates	10,678	9,413	(82)	679	10,596	10,092
Improved recovery	1,696	-	-	-	1,696	-
Purchases	1,484	240	176	115	1,660	355
Extensions and discoveries	2,756	3,043	2,110	1,585	4,866	4,628
Production	(10,142)	(15,924)	(219)	(12)	(10,361)	(15,936)
Sales of minerals in place	(11)	-	-	-	(11)	-
December 31, 2010	99,517	58,113	6,374	4,374	105,891	62,487
Net proved developed reserves
End of year 2008	45,384	80,916	1,161	330	46,545	81,246
End of year 2009	45,843	58,438	1,158	240	47,001	58,678
End of year 2010	47,769	52,965	1,913	122	49,682	53,087

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2010

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Petroleum and Natural Gas Reserves

The following information has been developed utilizing procedures prescribed by ASC 932, as updated by Accounting Standards Update 2010-03 “Oil and Gas Reserve Estimation and Disclosures” (“ASU 2010-03”), and based on crude oil, NGL and natural gas reserve and production volumes estimated by Baytex’s independent reserves evaluator, Sproule Associates Limited. In calculating the standardized measure of discounted future net cash flows for 2010, as a result of ASU 2010-03, the methodology used to calculate our price and cost assumptions used for reserve estimation is based upon the average first-day-of-the-month prices during the year.

Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the petroleum and natural gas properties based upon existing laws and regulations. A 10% discount factor was applied to the future net cash flows.

The information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the fair market value of Baytex’s petroleum and natural gas properties. Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated. The prescribed discount rate of 10% may not appropriately reflect interest rates.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves was based on the an unweighted arithmetic average of the first-day-of-the-month price for each month in 2009 and 2010.

	Commodity Pricing
	2010	2009
WTI crude (US$/bbl)	$79.69	$61.18
Edmonton par (Cdn$/bbl)	$78.17	$65.82
Hardisty heavy (Cdn$/bbl)	$67.07	$54.73
AECO-C spot price (Cdn$/mmbtu)	$4.04	$3.86
Henry Hub (US$/mmbtu)	$4.45	$3.82
Exchange rate (US$/Cdn$)	0.9671	0.8736

The standardized measure of discounted future net cash flows relating to net proved oil, NGL and natural gas reserves are as follows:

	Canada		United States		Total
(thousands of Canadian dollars)	2010	2009	2010	2009	2010	2009
Future cash inflows	$6,448,972	$5,046,564	$474,195	$279,898	$6,923,167	$5,326,462
Future production costs	(2,281,842)	(2,002,839)	(133,536)	(99,658)	(2,415,378)	(2,102,497)
Future development costs	(633,493)	(575,774)	(125,833)	(67,560)	(759,326)	(643,334)
Future income taxes	(585,992)	(382,252)	-	-	(585,992)	(382,252)
Future net cash flows	2,947,645	2,085,699	214,826	112,680	3,162,471	2,198,379
Deduct: 10% annual discount factor	(1,083,683)	(729,769)	(122,600)	(82,555)	(1,206,283)	(812,324)
Standardized measure	$1,863,962	$1,355,930	$92,226	$30,125	$1,956,188	$1,386,055

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2010

Reconciliation of Changes in Standardized Measure of Future Net Cash Flows Discounted at 10% per Year Relating to Proved Petroleum and Natural Gas Reserves

As at December 31, 2010 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$1,355,930	$30,125	$1,386,055
Sales, net of production costs	(517,663)	(11,653)	(529,316)
Net change in prices and production costs related to future production	301,866	19,231	321,097
Changes in previously estimated production costs incurred during the period	(49,675)	(39,305)	(88,980)
Extensions, discoveries and improved recovery, net of related costs	206,174	73,206	279,380
Revisions of previous quantity estimates	499,364	(2,604)	496,760
Sales of reserves in place	492	-	492
Purchases of reserves in place	66,926	9,169	76,095
Accretion of discount	120,440	16,383	136,823
Net change in income taxes	(119,892)	(2,326)	(122,218)
Balance, end of year	$1,863,962	$92,226	$1,956,188

As at December 31, 2009 (thousands of Canadian dollars)	Canada	United States	Total
Balance, beginning of year	$561,655	$(3,837)	$557,818
Sales, net of production costs	(379,390)	(5,176)	(384,566)
Net change in prices and production costs related to future production	542,087	24,145	566,232
Changes in previously estimated production costs incurred during the period	(41,996)	(17,492)	(59,488)
Extensions, discoveries and improved recovery, net of related costs	596,407	17,780	614,187
Revisions of previous quantity estimates	(56,041)	9,371	(46,670)
Sales of reserves in place	(472)	-	(472)
Purchases of reserves in place	176,586	42	176,628
Accretion of discount	70,080	4,590	74,670
Net change in income taxes	(112,986)	702	(112,284)
Balance, end of year	$1,355,930	$30,125	$1,386,055

Capitalized Costs Relating to Petroleum and Natural Gas Producing Activities

As at December 31, 2010 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$3,859,521	$168,989	$4,028,510
Unproved properties	49,604	50,793	100,397
Total capital costs	3,909,125	219,782	4,128,907
Accumulated depletion and depreciation	(3,117,584)	(83,798)	(3,201,382)
Net capitalized costs	$791,541	$135,984	$927,525

As at December 31, 2009 (thousands of Canadian dollars)	Canada	United States	Total
Proved properties	$3,629,650	$89,374	$3,719,024
Unproved properties	47,651	76,969	124,620
Total capital costs	3,677,301	166,343	3,843,644
Accumulated depletion and depreciation	(2,944,395)	(58,438)	(3,002,833)
Net capitalized costs	$732,906	$107,905	$840,811

Baytex Energy Corp.
Supplemental Disclosures about Extractive Activities - Oil and Gas (unaudited)
December 31, 2010

Costs Incurred in Petroleum and Natural Gas Property Acquisition, Exploration and Development Activities

For year ended December 31, 2010 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs
Proved properties	$40,914	$-	$40,914
Unproved properties	16,730	8,033	24,763
Property dispositions	(19,033)	-	(19,033)
Development costs	174,428	55,788	230,216
Exploration costs (3)	6,925	(162)	6,763
Total	$219,964	$63,659	$283,623

For year ended December 31, 2009 (thousands of Canadian dollars)	Canada	United States	Total
Property acquisition costs (1)
Proved properties	$91,292	$4,587	$95,879
Unproved properties	8,035	42,677	50,712
Development costs (2)	120,162	12,294	132,456
Exploration costs (3)	7,100	3,974	11,074
Total	$226,589	$63,532	$290,121

(1) Acquisitions are net of disposition of properties.
(2) Represents development and facilities capital expenditures.
(3) Represents cost of geological and geophysical capital expenditures and drilling costs for exploratory wells.

Results of Operations for Producing Activities

For year ended December 31, 2010 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$820,371	$13,883	$834,254
Less:
Operating costs, production and mineral taxes	178,209	2,230	180,439
Transportation expense	188,591	-	188,591
Depreciation, depletion and accretion	178,269	25,903	204,172
Operating income (loss)	275,302	(14,250)	261,052
Income taxes (1)	-	-	-
Results of operations (2)	$275,302	$(14,250)	$261,052
Depletion rate per net boe (3)	13.93	117.21	15.69

For year ended December 31, 2009 (thousands of Canadian dollars except per boe amounts)	Canada	United States	Total
Petroleum and natural gas revenues, net of royalties	$641,830	$6,334	$648,164
Less:
Operating costs, production and mineral taxes	175,548	1,158	176,706
Transportation expense	159,354	-	159,354
Depreciation, depletion and accretion	155,052	9,443	164,495
Operating income (loss)	151,876	(4,267)	147,609
Income taxes (1)	-	-	-
Results of operations (2)	$151,876	$(4,267)	$147,609
Depletion rate per net boe (3)	12.66	78.40	13.30

(1) During the years ended December 31, 2010 and 2009, Baytex was not taxable.
(2) Excludes corporate overhead and interest costs.
(3)	Includes impairment write-down of $19.3 million in 2010 (all attributable to United States) and $6.3 million in 2009 (all attributable to the United States).